Exhibit 4.8
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of March 23, 2023, Fresh Tracks Therapeutics, Inc. (the “Company,” “we,” “our” and “us”) maintained one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its common stock, par value $0.01 per share (the “Common Stock”).
Description of Common Stock
The following is a description of the material terms of our Common Stock. The description is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate”), our Amended and Restated Bylaws (the “Bylaws”) and the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”). Our Certificate and Bylaws are incorporated by reference as exhibits to the Annual Report on Form 10-K for the year ended March 23, 2023.
General. Our authorized capital stock consists of 300,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.
Voting Rights. The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of shares of our Common Stock are not entitled to cumulate their votes in the election of directors, which means that holders of a majority of the outstanding shares of our Common Stock can elect all of our directors.
Dividend Rights. The holders of our Common Stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by our board of directors out of funds legally available for such dividends.
Liquidation Rights. In the event of a liquidation, dissolution or winding up of our Company, the holders of our Common Stock would be entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preferences granted to the holders of any outstanding shares of preferred stock.
Preemptive Rights. Holders of our Common Stock have no preemptive rights and no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock. All the outstanding shares of Common Stock are, and all shares of Common Stock offered, when issued and paid for, will be, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of any shares of our preferred stock.
The Nasdaq Capital Market Listing
Our Common Stock is listed on The Nasdaq Capital Market under the symbol “FRTX.”
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (800) 937-5449.
Anti-Takeover Provisions
Our Certificate, Bylaws and certain provisions of the DGCL may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder would consider in its best interest. This includes an attempt that might result in a premium over the market price for the shares of Common Stock held by stockholders. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. They are also expected to encourage persons seeking to acquire control of the Company to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms.
Delaware Anti-Takeover Law
We are a Delaware corporation and, as such, we are subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers of the corporation and (b) shares issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of its stock owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 of the DGCL defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person associated with, or controlling, controlled by, or under common control with, the entity or person.
Certificate and Bylaws
Some provisions of our Certificate and Bylaws could also have anti-takeover effects. These provisions:
•provide for a board comprised of three classes of directors with each class serving a staggered three-year term;
•authorize our board of directors to issue preferred stock from time to time, in one or more classes or series, without stockholder approval;
•require the approval of at least two-thirds of our outstanding voting stock to amend specified provisions of our Certificate;
•require the approval of at least two-thirds of our total number of authorized directors, or two-thirds of our outstanding voting stock, to amend our Bylaws;
•provide that special meetings of our stockholders may be called only by our Chief Executive Officer, or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;
•provide that vacancies on our board of directors and newly created directorships may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director; and
•do not include a provision for cumulative voting for directors (under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors).